Exhibit 6.2

01-27-2017

Bruno D.V. Marino

Re: Offer of Employment with Planet Alpha Corp. Inc.

Dear Bruno:

On behalf of Planet Alpha Corp. Inc., I am pleased to offer you the exempt position of Chief Executive Officer, subject to the terms and contingencies set forth below. The position is located in Cambridge, MA. Your start date shall be January 27, 2017 and you will assume the position of CEO effective according to our employee hiring plan according the direction of the Board of Directors.

You will receive an annual salary of $200,000.00, which will be paid biweekly and subject to a periodic review. You are eligible to participate in the Company Bonus Program; your annual bonus target will be 150% of base salary. Bonuses under the Company Bonus Plan are discretionary. The actual bonus amount could be larger or smaller than this amount, based on your performance and the performance of the Company. Whether a bonus will be awarded in a particular bonus period, and in what amount, is within Planet Alpha Corp.’s sole discretion. Both your base salary and the components of your bonus are subject to periodic review.

Additionally, upon your start date, and pending availability of funds, Planet Alpha Corp. will pay you a one-time Sign-On Bonus of $25,000. This will be taxed as supplemental income. At the completion of six months of full-time employment with us, Planet Alpha Corp. will pay you an additional $25,000 Cash Bonus. This will also be taxed as supplemental income. In the event your employment is terminated within the first six months of your employment, the Cash Bonus payout will be accelerated and paid on the termination date or as soon thereafter as Company business practices allow, but in any case within thirty (30) days of your termination. If you terminate your employment at Planet Alpha Corp. before the one year anniversary of your start date, other than as a result of a breach by Planet Alpha Corp. of this Agreement, you will be required to repay the Sign-On Bonus and Cash Bonus. Any required repayment will be prorated based on the number of remaining calendar days until the one year anniversary of your start date.

As a regular full-time employee you will be eligible for various benefits offered to similarly-situated Planet Alpha Corp. employees in accordance with the terms of Planet Alpha Corp.’s policies and benefit plans. Among other things, these benefits currently include medical and dental insurance, life insurance, and a 401(k) retirement plan. You will automatically be enrolled in the 401(k) plan, details to be determined. You will be able to change your deferral amount and fund allocation upon your hire. The eligibility requirements and other information regarding these benefits are set forth in more detailed documents that are available from Planet Alpha Corp. With the exception of the “employment at will” policy discussed herein, Planet Alpha Corp. may, from time to time in its sole discretion, modify or eliminate its policies and the benefits offered to employees.

As approved by our Board of Directors, you have been granted four new hire equity grants. Per the Governance Guidelines of the Leadership Development and Compensation Committee of our Board of Directors, the Grant Date of these four equity grants will be on the Wednesday of the week following your start date.

The first award of stock, as approved by the Board on January 10, 2017, will be a number of unrestricted stock units in the amount of four-hundred million (400,000,000) shares of Class B Common Stock. The unrestricted stock units will vest with respect to 100 percent (100%) of the total number of unrestricted stock units upon issuance.

The second award of stock, as approved by the Board on January 10, 2017, will be a grant of stock units (GSU's) in the amount of fifty million (50,000,000) shares of Class A Common Stock. The GSU's will vest with respect to fifty percent (50%) of the total number of GSU's on each anniversary of the effective date, such that GSU's shall be fully vested on the second (2nd) anniversary of the effective date, subject to the Executive's continuous service to the Company through the applicable vesting date. The GSU's shall otherwise be subject to the terms of the plan pursuant to which they are granted and/or an award agreement to be entered into between Executive and the Company.

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Vesting in the RSU award is contingent on continued employment on the applicable vesting dates.

Please be aware that this program and subsequent programs could be changed at any time, at the discretion of the Board of Directors. Also note that Planet Alpha Corp. makes no representation about the future value of the stock options or GSU's granted herein and you should expect that the value of these grants will fluctuate in the future. Finally, the receipt of such grants shall be conditioned upon the subsequent execution by the grantee of Planet Alpha Corp.’s appropriate form of GSU grant agreement.

We encourage you to consult a tax professional for information regarding all current tax reporting requirements related to the compensation and benefits discussed above.

You are being offered employment at Planet Alpha Corp. based on your personal skills and experience, and not due to your knowledge of any confidential, proprietary or trade secret information of a prior or current employer. Should you accept this offer, we do not want you to make use of or disclose any such information or to retain or disclose any materials from a prior or current employer. Likewise, as an employee of Planet Alpha Corp., it is likely that you will become knowledgeable about confidential, trade secret and/or proprietary information related to the operations, products and services of Planet Alpha Corp. and its clients. To protect the interests of both Planet Alpha Corp. and its clients, all employees are required to read and sign the At Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement as a condition of employment with Planet Alpha Corp. This Agreement, which provides for arbitration of all disputes arising out of your employment, will be provided for your review; you will be required to sign it on your first day of employment.

Planet Alpha Corp. has a strict policy against conflicts of interest including certain prohibitions against, among other things, holding outside employment, board memberships or advisory board positions in companies that may cause a conflict of interest. Planet Alpha Corp. has a strict policy against insider trading, which prohibits, among other things, employees, contractors and temporary workers from trading Planet Alpha Corp. stock during certain time periods and engaging in any derivative transactions in Planet Alpha Corp. stock. It will be your responsibility to educate yourself regarding Planet Alpha Corp.’s insider trading policies and to ensure you are in full compliance. If you have any questions about Planet Alpha Corp.’s policy against insider trading, please contact Human Resources.

Further, if an export control license is required in connection with your employment, this offer is further contingent upon Planet Alpha Corp.’s receipt of the export control license and any similar approvals. Your employment with Planet Alpha Corp. will commence following receipt of such export control license and governmental approvals; and is conditioned upon your (a) maintaining your employment with Planet Alpha Corp., and (b) continued compliance with all conditions and limitations contained in such a license. If for any reason such export control license and governmental approvals cannot be obtained within six (6) months from your date of signature, this offer will automatically terminate and have no force and effect.

Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an “employment at will” relationship. This means that the employment relationship may be terminated with or without cause and with or without notice at any time by you or Planet Alpha Corp. No individual other than the Chief Executive Officer of Planet Alpha Corp. has the authority to enter into any agreement for employment for a specified period of time or to make any agreement or representation contrary to Planet Alpha Corp.’s policy of employment at will. Any such agreement or representation must be in writing and must be signed by you and the Chief Executive Officer. Your signature at the end of this letter confirms that no promises or agreements that are contrary to our at will relationship have been committed to you during any of your pre-employment discussions with Planet Alpha Corp., and that this letter, along with the At Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement, contain our complete agreement regarding the terms and conditions of your employment.

To indicate your acceptance of Planet Alpha Corp.’s offer, please sign and date the enclosed original and return it to us in the envelope provided. A duplicate original is enclosed for your record. Please arrive at 9:00 AM on your first day of employment for a tour of the office and for your new hire orientation. Orientation will be held at our Cambridge, MA offices. In order for Planet Alpha Corp. to comply with the Immigration Reform and Control Act, your employment with Planet Alpha Corp. is contingent on your eligibility to work in the United States. Accordingly, please bring appropriate verification of eligibility to work in the United States on your first day.

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Sincerely,

/s/ Bruno D.V. Marino
Bruno D.V. Marino
President, CEO
Planet Alpha Corp. Inc.

I accept this offer of employment with Planet Alpha Corp. and agree to the terms and conditions outlined in this letter.

/s/ Bruno D.V. Marino	January 27, 2017
Bruno D.V. Marino	Date

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